Exhibit 99.1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Public Offering in Israel of Additional Series 5 Debentures

Hadera, Israel, July 5, 2011 - Hadera Paper Ltd. (AMEX:AIP) announced the results of a public offering in Israel of additional series 5 debentures pursuant to the report filed with the Israeli Securities Authority on July 3, 2011, and the shelf prospectus dated May 27, 2011, as amended on June 19, 2011 (the "Shelf Prospectus"), following an auction for Israeli institutional investors, held on June 30, 2011.

On July 4, 2011, the Company offered in Israel an aggregate principal amount of up to NIS 220 million of Series 5 debentures comprised of 220,000 units, NIS 1,000 par-value each, at a price per unit as determined at an auction, and in any case no less than NIS 989.

The Company had previously received early commitments from Israeli institutional investors to purchase 177,777 units of Series 5 debentures based on the results of an auction for Israeli institutional investors that was held on June 30, 2011.

A total of 365 requests to purchase 278,186 units were made (including 100,406 units from the public and 177,777 units from Israeli institutional investors). The price per unit was set at NIS 991 and the Company shall issue Series 5 debentures with an aggregate principal amount of NIS 220 million.

The terms of the additional Series 5 debentures offered in the Shelf Prospectus are similar to the terms of Series 5 debentures which are traded in Tel-Aviv Stock Exchange. The Series 5 debentures offered shall form a single series together with the outstanding Series 5 debentures.

The gross proceeds of the public offering are approximately NIS 218 million.

The proceeds of the offering will be mainly used to strengthen the Company's liquidity and for debt refinancing.

On July 3, 2011, the Company announced that Standard & Poor's Maalot assigned the Company's Series 5 debentures in an additional aggregate principal amount of up to NIS 220 million the rating (ilA+).

The debentures offered as part of the public offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information, please see the report on Form 6-K furnished to the Securities and Exchange Commission by the company on July 5, 2011.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Yaeln@hadera-paper.co.il